Mail Stop 4561

July 30, 2007

By U.S. Mail and facsimile to (956) 726-6618.

Imelda Navarro
Treasurer and Principal Financial Officer
International Bancshares Corporation
1200 San Bernardo Avenue
Laredo, TX 78042

      Re: International Bancshares Corporation
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              File No. 000-09439

Dear Ms. Navarro:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Consolidated Statements of Cash Flows, page 37

1. Please revise the footnotes to the financial statements to disclose your accounting policy for the other investments disclosed in the investing activities section of these statements, including their specific nature.

<u>Note 1 Nature of Operations and Summary of Significant Accounting Policies, page 25</u>

2. We note your disclosures on page 6 and here in Note 1 regarding IBC Life
    Insurance Company. For purposes of greater transparency for the reader, please
    revise to include the following:

    •   Describe the nature and extent of business transacted by IBC Life Insurance
        Company, as well as any other insurance-related subsidiaries. To the extent
        certain of your insurance subsidiaries do not absorb insurance risk or write
        insurance paper, clearly disclose that fact.

    •   To the extent that IBC Life Insurance Company is providing "self-insurance"
        to its parent or other related entities, please quantify the total amount of loss
        exposure related to these activities.

<u>Accounting for Transfers and Servicing of Financial Assets, page 45</u>

3. To the extent the financial statements include asset transfers and servicing assets,
    please revise to disclose the following information. Otherwise, please revise to
    clarify why you include a policy statement for these items.

    •   Please disclose your policy for classifying your loans upon origination as
        either held for sale or held for investment. Refer to paragraph 8(a) of SOP
        01-6.

    •   Please tell us how you considered paragraph 9 of SFAS 102 in determining to
        report originations and sales of loans as investing activities in your statement
        of cash flows.

    •   Given your disclosure, please tell us why you have no loans classified as held
        for sale on the balance sheet at any period end.

    •   Please provide the disclosures required by paragraph 17 of SFAS 140 for
        your servicing asset, if material.

<u>Note (3) Investment Securities, page 49</u>

4. Please revise to include the table of gross unrealized losses on investments for all
    periods presented. Refer to paragraph 21 of EITF 03-1.

5. Please revise to separately disclose investments issued by the United States
    government and those issued by government sponsored entities (GSE's).
    Investments issued by GSE's are not backed by the full faith and credit of the

United States government. Also, please revise your accounting policy in Note 1 to clarify the difference in the risk characteristics of these investments.

6. Noting the significance of MBS's to your available for sale investment portfolio and the purchases and sales of available for sale securities, please revise to clarify the specific nature of the securities sold in each period presented. Disclose whether or not you sold MBS's that were in a loss position. If you did, disclose how you considered your disclosure that you have the intent and ability to hold such securities until a market price recovery or maturity of the securities.

Note (17) Commitments, Contingent Liabilities and Other Tax Matters, page 66

7. Please tell us the following related to your adjustments of Goodwill recorded as a part of the LFIN acquisition in both the December 31, 2006 Form 10-K and in the March 31, 2007 Form 10-Q:

- Paragraph 40 of SFAS 141 states that potential income tax uncertainties related to an acquisition should be accounted for under SFAS 109. Please tell us how you determined open reviews of LFIN's tax refunds should be accounted for as a purchase price contingency. Cite the applicable GAAP literature, where appropriate.

- SFAS 141 defines a contingency period as a period of time that generally should not exceed one year. Please tell us the facts and circumstances considered in determining that the resolution of the tax refund related to LFIN should be treated as an adjustment of the purchase price contingency and not recognized in current year income. Refer to paragraph 41 of SFAS 141.

* * * * *

Please respond to these comments and include your proposed disclosures within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant